EXHIBIT 99.1

CERTIFICATE PURSUANT TO SECTION 2.20 OF
NATIONAL INSTRUMENT 54-101 –
COMMUNICATION WITH BENEFICIAL OWNERS OF
SECURITIES OF A REPORTING ISSUER (the "Instrument")

I, Derren Newell, Vice President and Chief Financial Officer of CE Franklin Ltd. (the "Company"), hereby certify for and on behalf of the Company, and not in my personal capacity and without personal liability, that in connection with the special meeting of shareholders of the Company to be held on July 16, 2012 (the "Meeting"):

(a)
the Company has arranged to have proxy-related materials for the Meeting sent in compliance with the Instrument to all beneficial owners (as defined in the Instrument) at least 21 days before the date fixed for the Meeting;

(b)	the Company has arranged to have carried out all of the requirements of the Instrument in addition to those described in paragraph (a) above; and

(c)	the Company is relying upon Section 2.20 of the Instrument.

DATED as of the 18th day of June, 2012.

(signed) "Derren Newell"
Derren Newell
Vice President and Chief Financial Officer